SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________________ to ___________________________________________

Commission file number ____________________

SPAR Group, Inc. 401(k) Profit Sharing Plan

333 Westchester Avenue, South Building, Suite 204,

White Plains, New York 10604

Telephone (914) 332-4100

(Exact name of the Plan and its address and phone number)

SPAR Group, Inc.

333 Westchester Avenue, South Building, Suite 204,

White Plains, New York 10604

Telephone (914) 332-4100

(Exact name of the Plan's Sponsor and its address and phone number)

(a)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm
Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013
Notes to Financial Statements
Supplemental Schedules:
Schedule of Assets (Held at End of Year), December 31, 2014
Schedule of Delinquent Participant Contributions

(b)	Exhibits

23.1	Consent of BDO USA, LLP (as filed herewith).

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2014 and 2013

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplementary Information as of December 31, 2014

Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Form 5500 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of the Board of Directors

Spar Group, Inc. and Subsidiaries

SPAR Group, Inc. 401(k) Profit Sharing Plan

333 Westchester Avenue

South Building, Suite 204

White Plains, New York 10604

We have audited the accompanying statements of net assets available for benefits of the SPAR Group, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets held at year-end as of December 31, 2014 and the schedule of delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Troy, Michigan

July 15, 2015

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2014	2013
ASSETS

Investments at fair value
Mutual funds	$5,885,385	$5,459,601
Money market fund	731,039	810,058
Common stock fund	966,768	1,453,938

Total investments at fair value	7,583,192	7,723,597

Receivables
Employer contribution	120,787	99,022
Notes receivable from participants	148,508	99,340

Total receivables	269,295	198,362

Cash	97	10,101

Total assets	7,852,584	7,932,060

LIABILITIES

Excess contributions payable	4,788	-

Net assets available for benefits	$7,847,796	$7,932,060

The accompanying notes are an integral part of these financial statements.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED

	DECEMBER 31,
	2014	2013
Additions to net assets attributed to
Contributions
Participant	$570,810	$535,952
Employer	124,126	99,022
Rollovers	47,911	80,706

Total contributions	742,847	715,680

Investment Income
Dividend and interest income	72,446	73,602
Net (depreciation)/appreciation in Fair Value of Investments	(216,697)	1,034,697

Total Investment (Loss)/Income	(144,251)	1,108,299

Interest income - notes receivable from participants	3,546	3,327

Total additions	602,142	1,827,306

Deductions from net assets attributed to
Benefits paid to participants	681,366	544,721
Administrative and other expenses	5,040	5,130

Total deductions	686,406	549,851

Net (decrease)/increase in Net Assets Available for Benefits	(84,264)	1,277,455

Net assets available for benefits, beginning of year	7,932,060	6,654,605

Net assets available for benefits, end of year	$7,847,796	$7,932,060

The accompanying notes are an integral part of these financial statements.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SPAR Group, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a voluntary multiple employer defined contribution plan covering employees of SPAR Group, Inc., SPAR, Inc., SPAR Marketing Force, Inc., SPAR Infotech, Inc., SPAR Administrative Services, Inc. (f/k/a SPAR Management Services, Inc.), SP/R, Inc., and SPAR National Assembly Services, Inc. (the “Companies” or individually the “Employer”) aged twenty-one years, or older, who have completed 30 days of service as defined by the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute up to 100% of their annual compensation as defined in the Plan agreement up to a maximum allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Employer, at its discretion, may contribute 25% of the employees' contribution, up to a maximum of 6% of a participant's eligible wages for participants who have completed 1,000 hours of service as defined by the Plan agreement. Employer discretionary matching contributions totaled $124,126 and $99,022 for the years ended December 31, 2014 and 2013, respectively. The Employer, at its discretion, may make an additional profit sharing contribution to the Plan at an amount equal to a percentage of the participants’ annual compensation for participants who have completed 1,000 hours of service as defined by the Plan agreement (which it may make in shares of common stock of SPAR Group, Inc.). There were no additional profit sharing contributions for the years ended December 31, 2014 or 2013. Participants direct the investment of their contributions and any employer matching or discretionary contributions, into various investment options offered by the Plan. The Plan currently offers 34 mutual funds, a money market fund and SPAR Group, Inc. common stock fund as investment options for participants. Contributions are subject to certain limitations.

Contributions received from participants for the years ended December 31, 2014 and 2013 are net of payments of $4,788 and $0, respectively to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. Those amounts are recognized in the Plan's Statements of Net Assets Available for Benefits as “excess contributions payable” as of December 31, 2014 and 2013.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company’s matching contribution, if any, and an allocation of (a) the Company’s profit sharing contribution (when made), (b) Plan earnings, and (c) forfeitures of terminated participants’ non-vested accounts and charged with Plan losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SPAR GROUP, INC. 401 (k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching or discretionary contributions vest at a rate of 20% per year, beginning after the second year of service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The minimum amount of any loan shall not equal less than $1,000. The notes receivable are secured by the balance in the participant’s account and bear interest of 3.25% which is commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions and the term of loan shall not exceed five years.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the participant’s vested interest in his or her account or installment payments, as defined by the Plan agreement. For termination of service or for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants’ elective contributions and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeited Accounts

Forfeited nonvested accounts are used to pay plan administration expenses and to reduce future employer cash contributions with any remaining amounts allocated among the accounts of participants. At December 31, 2014 and 2013, forfeitures of $4,639 and $11,762, respectively, were used to offset the employer match contribution. At December 31, 2014 and 2013, forfeited nonvested accounts totaled $5,047 and $6,702, respectively.

Administrative Expenses

The Plan’s administrative expenses, including an allocation of salaries, accounting and legal, are paid by the Companies and qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees for custodial and recordkeeping services are paid by the Plan and the Companies. Participants are charged directly for notes receivable fees and fees related to certain distribution types.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the investment advisor and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

2.	INVESTMENTS

Participants may invest in certain investments offered by Ascensus Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Spar Group, Inc. and interest-bearing cash. At December 31, 2014 and 2013, the Plan held 1,109,952 and 1,178,232 unitized shares of Spar Group, Inc. stock fund with fair values of $966,768 and $1,453,938, respectively. At December 31, 2014 and 2013, the Spar Group, Inc. stock fund consisted of 676,818 and 724,839 shares, respectively, of Spar Group, Inc. common shares valued at $947,362 and $1,435,181, respectively. Also, at December 31, 2014 and 2013, respectively, the fund contained $19,406 and $18,757 of interest bearing cash.

For risks and uncertainties regarding investment in Spar Group, Inc. common stock, participants should refer to the Spar Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

Investments representing 5% or more of the Plan's net assets available for benefits are as follows at December 31:

	2014	2013
Investments at fair value
Mutual funds
Gabelli Asset Fund	$1,070,121	$1,106,613
Oppenheimer Equity Income Funds A	825,347	769,551
Franklin Growth Fund	509,168	459,115
Virtus Foreign Opportunities Fund A	493,729	455,884
Neuberger Berman Genesis Fund	481,322	471,420
BlackRock Global Allocation Fund A	418,661	*
Oppenheimer International Bond Fund A	390,718	*

Money market fund
Oppenheimer Cash Reserves Fund A	731,039	810,058
Common stock fund
SPAR Group, Inc. common stock fund	966,768	1,453,938
Total	$5,886,873	$5,526,579

*     Investment did not represent more than 5% of the Plan’s net assets available for benefits at end of the applicable year.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows for the years ended December 31:

	2014	2013
Investments at fair value
Mutual funds	$196,723	$893,805
SPAR Group, Inc. common stock fund	(413,420)	140,892

Net appreciation/(depreciation)	$(216,697)	$1,034,697

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures , are described as follows:

Level 1 :	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 :	Inputs to the valuation methodology include:
	●	quoted prices for similar assets or liabilities in active markets;
	●	quoted prices for identical or similar assets or liabilities in inactive markets;
	●	inputs other than quoted prices that are observable for the asset or liability; and
	●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 :	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Shares held in mutual funds are valued at quoted market prices in an active market that represent the net asset value (“NAV”) of shares held by the Plan at year-end and are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Money market fund: Shares held in the money market fund invests in a variety of money market instruments to seek current income are comprised of high-quality dollar-denominated debt securities with individual maturities of 13 months or less and an average maturity of 75 days or less. The composition of securities is structured to maintain a value of $1 per share and are classified as Level 1 since it is in the active market.

Common stock fund: SPAR Group, Inc. common stock fund is valued at the unitized value, or NAV, as of year-end. The unitized value is computed based upon the daily closing market value of the security plus cash holdings divided by the outstanding units of the Plan and is classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2014	Level 1	Level 2	Level 3	Total

Mutual funds
Blended funds	$2,156,462	$-	$-	$2,156,462
Growth funds	1,925,927	-	-	1,925,927
Bond funds	705,385	-	-	705,385
Value funds	1,097,611	-	-	1,097,611

Total mutual funds	5,885,385	-	-	5,885,385

Money market fund	731,039	-	-	731,039
SPAR Group, Inc. common stock fund	-	966,768	-	966,768

Total investments at fair value	$6,616,424	966,768	$-	$7,583,192

2013	Level 1	Level 2	Level 3	Total

Mutual funds
Blended funds	$2,024,276	$-	$-	$2,024,276
Growth funds	1,882,497	-	-	1,882,497
Bond funds	569,656	-	-	569,656
Value funds	983,172	-	-	983,172

Total mutual funds	5,459,601	-	-	5,459,601

Money market fund	810,058	-	-	810,058
SPAR Group, Inc. common stock fund	-	1,453,938	-	1,453,938

Total investments at fair value	$6,269,659	$1,453,938	$-	$7,723,597

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent) as of December 31:

	2014
	Fair	Unfunded	Redemption	Redemption
Investment Type	Value	Commitments	Frequency	Notice Period
SPAR Group, Inc. common stock fund	$966,768	$-	Daily	Daily

	2013
	Fair	Unfunded	Redemption	Redemption
Investment Type	Value	Commitments	Frequency	Notice Period
SPAR Group, Inc. common stock fund	$1,453,938	$-	Daily	Daily

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Ascensus Trust Company and record keeping services are provided by Ascensus, Inc. Therefore, as defined by the Plan, these transactions qualify as party-in-interest. Fees paid by the Plan for custodial services amounted to $5,040 and $5,130 for the years ended December 31, 2014 and 2013, respectively. Fees paid by the Plan Sponsor for recordkeeping services amounted to $3,000 in both 2014 and 2013.

The Plan’s SPAR Group, Inc. common stock fund as of December 31, 2014 and 2013 represents a party-in-interest investment. The 676,818 and 724,839 shares of Spar Group Inc. common stock held by the fund as of December 31, 2014 and 2013, respectively, represent approximately 3.3% of the Company’s total outstanding shares of common stock as of those dates.

5.	INCOME TAX STATUS

The IRS has determined and informed the Companies by a letter dated January 8, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2011.

6.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their accounts. Upon termination of the Plan, participant accounts will be distributed either in a lump sum, or subject to the Plan provisions as if the Plan had not been terminated.

7.	RISKS AND UNCERTAINTIES

The Plan invests in a money market fund and mutual funds, with underlying assets in various investment securities. The Plan also has an investment option in SPAR Group, Inc. common stock fund that has underlying assets of common stock and cash. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan is subject to review by certain regulatory authorities. Management does not believe that the effect of such reviews, if any, will have a significant impact on the Plan.

8.	DELINQUENT PARTICIPANT CONTRIBUTIONS

During the Plan year ended December 31, 2014 the Companies did not timely remit, according to the U.S. Department of Labor regulations, $27,994 in participant contributions. The Companies have undertaken the necessary procedures in order to reimburse affected participants for earnings lost due to the late contributions. New procedures have been instituted by the Companies in order to avoid late contributions in the future. These non-exempt party-in-interest transactions do not affect the tax status of the Plan. The Companies intend to pay all fines imposed, which are not expected to be material.

9.	VOLUNTARY CORRECTION PROGRAM

Three participants were each found to have taken out loans with repayment not initiated by the Companies through payroll deductions due to administrative errors. This was not in compliance with the Plan document and respective loan agreements.

The Companies are in the process of filing a Voluntary Correction Program (“VCP”) submission with the Internal Revenue Service, which further details these matters and the Companies’ plan for correcting them. None of these items had a material impact on the Plan’s net assets available for benefits, and the Companies do not expect the VCP submission to affect the Plan’s tax status.

10.	SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through July 15, 2015, the date the financial statements were available to be issued. The Plan has determined there are no material subsequent events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

☐☐☐☐☐

  SUPPLEMENTARY INFORMATION

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

PLAN #001

EIN #33-0684451

	(b) Identity of Issue,	(c) Description of Investment, Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral,
(a)	Similar Party	Par or Maturity Value	(d) Cost	(e) Current Value

	Mutual funds
	Gabelli	Gabelli Asset Fund, 16,365 shares	a	$1,070,121
	Franklin	Franklin Growth Fund A, 6,817 shares	a	509,168
	Ivy	Ivy Asset Strategy Fund Y, 772 shares	a	19,723
	Victory	Victory Sycamore Established Value Fund A, 5,838 shares	a	196,562
	Putnam	Putnam US Government Income Fund A, 7,153 shares	a	98,217
	Sentinel	Sentinel Small Company Fund A, 4,049 shares	a	21,988
	Virtus	Virtus Emerging Mkts Opps Fund A, 37 shares	a	357
	Prudential	Prudential Jennison Mid Cap Growth Income Fund A, 262 shares	a	9,971
	Delaware	Delaware Select Growth Fund A, 160 shares	a	7,777
	PIMCO	PIMCO Total Return Fund A, 13,286 shares	a	141,631
	Neuberger	Neuberger Berman Genesis Fund, 17,433 shares	a	481,322
	Oppenheimer	Oppenheimer Equity Income Fund A, 25,704 shares	a	825,347
	Columbia	Columbia Acorn International Fund, 7,084 shares	a	295,263
	Virtus	Virtus Foreign Opportunities Fund A, 17,786 shares	a	493,729
	BlackRock	BlackRock Global Allocation Fund A, 21,177 shares	a	418,661
	Oppenheimer	Oppenheimer International Bond Fund A, 66,000 shares	a	390,718
	AMG	AMG Chicago Equity Partner Bal Fund A, 25,081 shares	a	378,476
	Oppenheimer	Oppenheimer Global Opportunities Fund A, 2,609 shares	a	103,385
	PIMCO	PIMCO Real Return A, 764 shares	a	8,340
	BlackRock	BlackRock Equity Dividend A, 1,759 shares	a	43,811
	JP Morgan	JPMorgan Equity Index Fund A, 1,860 shares	a	76,293
	Allianz	Allianz NFJ International Value A, 761 shares	a	16,253
	Invesco	Invesco Developing Markets Fund A, 98 shares	a	2,968
	Principal	Principal SAM Flexible Income Fund A, 12,675 shares	a	157,166
	Eaton Vance	Eaton Vance Floating - Rate & High Income, 478 shares	a	4,457
	Ivy	Ivy High Income Fund A, 7,603 shares	a	61,360
	AB	AB Global Bond Fund A, 23 shares	a	194
	Franklin	Franklin Income Fund A, 15 shares	a	35
	MFS	MFS Total Return Fund R3, 18 shares	a	336
	Principal	Principal Equity Income Fund A, 7 shares	a	196
	Franklin	Franklin US Government Sec Fund A, 66 shares	a	432
	Deutsche	Deutsche Real Estate Sec Fund A, 729 shares	a	17,212
	Wells Fargo	Wells Fargo Adv Disciplined US Core Fund A, 1,037 shares	a	15,443
	Principal	Principal Large Cap S&P 500 Index Fund A, 1,278 shares	a	18,473

	Total mutual funds			5,885,385

	Money market fund
	Oppenheimer	Oppenheimer Cash Reserves Fund A, 731,039 shares	a	731,039

	Common stock fund
*	SPAR Group, Inc.	SPAR Group, Inc. common stock fund, 1,109,952 units	a	966,768

	Total investments at fair value			7,583,192

*	Notes receivable from participants	Loans to participants with 3.25% interest rate secured by participants’ remaining account balances, maturing through 2019	-	148,508

	Total			$7,731,700

* - a party-in-interest as identified by ERISA

a - the cost of participant directed investments is not required to be disclosed

SPAR Group, Inc. 401(k) Profit Sharing Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

As of December 31, 2014

		Employer Identification Number:			33-0684451
		Plan Number:			001

	Totals That Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP	*	Total Fully Corrected Under VFCP and PTE 2002-51

2014 participant contributions transferred late to Plan	$27,994	$0	$0		$0

*Voluntary Fiduciary Correction Program (DOL)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of White Plains, State of New York on July 15, 2015.

SPAR Group, Inc. 401(k) Profit Sharing Plan
(Name of Plan)

By:	/s/ Robert G. Brown
Name: Robert G. Brown
Title: Trustee
By:	/s/ William H. Bartels
Name: William H. Bartels
Title: Trustee
By:	/s/ James R. Segreto
Name: James R. Segreto
Title: Trustee